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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          KELLEY OIL & GAS CORPORATION
                                (Name of Issuer)

                          KELLEY OIL & GAS CORPORATION
                       (Name of Person Filing Statement)

              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                 7 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 1999
                       (Titles of Classes of Securities)

                                  487-736-AA8
                                  487-736-AB6

                    (CUSIP Numbers of Classes of Securities)
                                JOHN F. BOOKOUT
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          KELLEY OIL & GAS CORPORATION
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200
  (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications On Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                               CHARLES L. STRAUSS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151

                                 APRIL 19, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                    $35,991,770                                           $7,200

* For the purpose of calculating the filing fee only, this amount is based on the purchase of $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000 and $34.1 million principal amount of the Company's 7 7/8% Convertible Subordinated Notes due 1999, at an aggregate purchase price of approximately $36.0 million, plus accrued and unpaid interest thereon.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

   [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule
13E-4") relates to the offer by Kelley Oil & Gas Corporation, a Delaware corporation (the "Company"), to purchase up to $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8 1/2% Debentures") and $34.1 million principal amount of the Company's 7 7/8% Convertible Subordinated Notes due December 15, 1999 (the "7 7/8% Notes", and together with the 8 1/2% Debentures the "Securities"), at an aggregate purchase price of approximately $36.0 million, plus accrued and unpaid interest thereon to the date of repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal (the "Letters of Transmittal"; the Offer to Purchase and the Letters of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). The Offer to Purchase and the Letters of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto.

ITEM 1. SECURITY AND ISSUER.

     (a) The issuer is Kelley Oil & Gas Corporation, a Delaware corporation, and the address of its principal executive offices is 601 Jefferson, Suite 1100, Houston, Texas 77002.

     (b) The securities that are the subject of the Offer are the 8 1/2% Debentures and the 7 7/8% Notes. The information set forth under the heading "Introduction" and "The Offer" in the Offer to Purchase is incorporated by reference herein.

     The Offer is for up to $26.9 million principal amount of the 8 1/2% Debentures and $34.1 million principal amount of the 7 7/8% Notes, which constitutes all of the issued and outstanding Securities, at a cash purchase price of $590 per $1,000 principal amount of the Securities, representing an aggregate purchase price of up to approximately $36.0 million plus accrued and unpaid interest thereon to the date of repurchase. The Offer is being made to all holders of Securities, including directors, officers, and affiliates of the Company. The Company is not aware of any of its directors, officers, or affiliates that will be tendering Securities pursuant to the Offer.

     (c) Information with respect to the principal market for, and the price range of, the Securities is set forth under the heading "Introduction" and in the Supplement to the Offer to Purchase, which is incorporated by reference herein.

     (d) This statement is filed by the Company, the issuer of the Securities.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Information with respect to the source and amount of funds to be used for the purchase of Securities in the Offer is set forth under the heading "Introduction" in the Offer to Purchase and "Source and Amount of Funds" of the Offer to Purchase, which is incorporated by reference herein.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Information with respect to the purpose of the Offer and the possible effects of the Offer is set forth under the heading "Introduction" and "Risk Factors" of the Offer to Purchase, which is incorporated by reference herein. Other than as indicated in the Offer to Purchase the Company has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company

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becoming eligible for termination of registration pursuant to Section 12(g)(4)
of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Securities during the 40 business days prior to the date hereof. See "Interests of Directors and Officers; Transactions and Arrangements Concerning Securities" in the Offer to Purchase, which is incorporated by reference herein.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Company is not a party to any contract, arrangement, understanding, or relationship relating directly or indirectly to the Offer with respect to any Securities of the Company.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     Information with respect to persons employed, compensated, retained, or to be compensated by the Company to make the solicitations or recommendations in connection with the Offer is set forth in "Fees and Expenses" in the Offer to Purchase, which is incorporated by reference herein.

ITEM 7. FINANCIAL INFORMATION.

     The financial and pro forma financial information set forth in "Certain Information Concerning the Company" and "Annex F -- Financial Statements" in the Offer to Purchase is incorporated by reference herein.

ITEM 8. ADDITIONAL INFORMATION.

     (a) To the best of the Company's knowledge, none of its executive officers, directors, or affiliates is a party to any material contract, arrangement, understanding, or relationship between such person and the Company that is material to a decision by a Holder of Securities whether to hold or tender the Securities in the Offer.

     (b) Information with respect to applicable regulatory requirements is set forth in "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase, which is incorporated by reference herein.

     (c) Not applicable.

     (d) There are no material legal proceedings related to the Offer.

     (e) The Offer to Purchase and Letters of Transmittal are incorporated in their entirety into this Schedule 13E-4.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Form of Offer to Purchase dated April 19, 1999.

          (2) Form of Letter of Transmittal for the 8 1/2% Debentures dated April 19, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (3) Form of Letter of Transmittal for the 7 7/8% Notes dated April 19, 1999, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (4) Form of Notice of Guaranteed Delivery for the 8 1/2% Debentures.

          (5) Form of Notice of Guaranteed Delivery for the 7 7/8% Notes.

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          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
     Companies, and Other Nominees dated April 19, 1999 for the 8 1/2
     Debentures.

          (7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the 7 7/8% Notes.

          (8) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the
    8 1/2 Debentures.

          (9) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the
     7 7/8% Notes.

          (10) Supplement to Offer to Purchase.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated April 19, 1999

                                            KELLEY OIL & GAS CORPORATION

                                            By:     /s/ RICK G. LESTER
                                              ----------------------------------
                                              Rick G. Lester,
                                              Chief Financial Officer

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                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Form of Offer to Purchase dated April 19, 1999.
            (2)          -- Form of Letter of Transmittal for the 8 1/2% Debentures
                            dated April 19, 1999; together with Guidelines for
                            Certification of Taxpayer Identification Number on
                            Substitute Form W-9.
            (3)          -- Form of Letter of Transmittal for the 7 7/8% Notes dated
                            April 19, 1999, together with Guidelines for
                            Certification of Taxpayer Identification Number on
                            Substitute Form W-9.
            (4)          -- Form of Notice of Guaranteed Delivery for the 8 1/2%
                            Debentures.
            (5)          -- Form of Notice of Guaranteed Delivery for the 7 7/8%
                            Notes.
            (6)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies, and Other Nominees dated April 19, 1999
                            for the 8 1/2% Debentures.
            (7)          -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees dated April 19, 1999
                            for the 7 7/8% Notes.
            (8)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies, and Other Nominees
                            dated April 19, 1999 for the 8 1/2% Debentures.

            (9)          -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees dated April 19, 1999 for the 7 7/8% Notes.
           (10)          -- Supplement to Offer to Purchase.